Exhibit 99.1

News Release
NYSE, TSX: NTR

May 9, 2019 – all amounts are in US dollars

Nutrien’s First Quarter Impacted by Harsh Weather;

Maintains Guidance

Nutrien Ltd. (Nutrien) announced today its 2019 first-quarter results, with net earnings from continuing operations of $41 million ($0.07 diluted earnings per share). First-quarter adjusted net earnings was $0.20 per share and adjusted EBITDA was $697 million. Adjusted net earnings (total and per share amounts), adjusted EBITDA and related annual guidance are non-IFRS financial measures. See pages 2 and 15 for further information.

“Nutrien’s first-quarter adjusted EBITDA was 22 percent higher than 2018 despite being impacted by the second wettest six-month period in the US in 125 years. While some regions are still receiving excess moisture, planting is underway and we expect strong crop input demand in the second quarter. As such, we are maintaining our annual guidance for 2019,” commented Chuck Magro, Nutrien’s President and CEO.

“Our organization is focused on what it can control and how best to deliver long-term value to stakeholders. In the first quarter, we allocated almost $1 billion towards growing our Retail business in core markets and repurchased over $800 million of our stock. We also continue to pursue operational enhancements across our world-class integrated network and to lead the way in digital transformation of the ag-retail industry,” added Mr. Magro.

Highlights:

•

Retail EBITDA in the first quarter was lower compared to the same period last year due to an extremely wet spring season and flooding in parts of the US. Continued progress was made on Nutrien Ag Solutions digital platform, with customers representing 58 percent of our North American Retail sales signed up on the platform within nine months of launch.

•

Potash EBITDA was 41 percent higher in the first quarter compared to the same period last year due to higher net selling prices and strong offshore demand, partially offset by lower North American sales.

•

Nitrogen EBITDA in the first quarter was slightly higher than the same period last year due mainly to higher urea and UAN prices being offset by lower total sales volumes resulting from the excess wet weather across the US.

•

We strengthened our US Retail business including the acquisitions of Actagro, LLC, Van Horn, Inc., and Security Seed and Chemical, Inc., and completing the remainder of the Agrichem acquisition in Brazil with combined annual revenue of approximately $400 million for these businesses. We also entered into a binding agreement to acquire Ruralco Holdings Limited, the third largest agriculture retailer in Australia.

•

Nutrien achieved $621 million in annual run-rate synergies as at March 31, 2019, surpassing the target of $600 million for the end of 2019. This represents a 24 percent increase from the original target of $500 million and was achieved well ahead of schedule.

•

Nutrien announced an additional five percent normal course issuer bid program in February 2019 and to date, has repurchased approximately 21 million shares representing over 3 percent of Nutrien’s outstanding shares.

•

Nutrien full-year 2019 adjusted net earnings per share and adjusted EBITDA guidance is maintained at $2.80 to $3.20 per share and $4.4 billion to $4.9 billion, respectively. First-half 2019 guidance is provided at $1.75 to $1.95 adjusted net earnings per share.

•

We have provided a new financial data tool on our website, allowing stakeholders to view our historical annual and quarterly information in an easy to use and downloadable format. It is located at: https://www.nutrien.com/interactive-datatool.

Adjusted Net Earnings

	Three Months Ended March 31, 2019
Dollars (millions), except per share amounts	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings		$41	$0.07
Adjustments:
Merger and related costs	$11	8	0.02
Share-based compensation	57	44	0.07
Impairment	33	25	0.04
Adjusted net earnings		$118	$0.20

2

Management’s Discussion and Analysis

The following management’s discussion and analysis (MD&A) is the responsibility of management and dated as of May 9, 2019. The Board of Directors (Board) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we,” “us,” “our,” “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries as a group. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our 2018 Annual Report dated February 20, 2019, which includes our consolidated financial statements and management’s discussion and analysis and our Annual Information Form, each for the year ended December 31, 2018, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the SEC).

This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2019 (interim financial statements) prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” unless otherwise stated. It contains certain non-IFRS financial measures and forward-looking statements which are described in the “Non-IFRS Financial Measures” section which begins on page 15 and the “Forward-Looking Statements” section on page 12 respectively. For the definitions of financial and non-financial terms used in this MD&A, as well as a list of abbreviated company names and sources, see pages 87, 157 and 158 of our 2018 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share and all financial data are stated in millions of US dollars unless otherwise noted.

Market Outlook

Agriculture and Retail

•

Trade disruptions continue to impact North American growers. US soybean exports to China are down 55 percent year-over-year, while China has also placed import restrictions on two of Canada’s largest canola exporters.

•

Unfavorable weather in the US since the fourth quarter of 2018 has narrowed the application window. However, the US Department of Agriculture (USDA) projects corn plantings will reach nearly 93 million acres, which would be the highest since 2016 and favorable for nutrient demand, seed expenditures and custom application services.

•

We expect a two to four percent increase in North American crop protection expenditures in 2019 due to higher corn acreage and increased weed pressure this year given the limited ability for growers to use post-harvest applications last fall.

•	Seed expenditures are also expected to be supported by increased corn acreage in the US.

Crop Nutrient Markets

•

Global potash market fundamentals have remained strong, as suppliers are comfortably sold forward in 2019 and Canpotex is fully committed until June. We maintain our forecast that 2019 deliveries will be between 67 and 69 million tonnes, underpinned by good affordability in the US and most key offshore markets, particularly in Brazil and China. While weak palm oil prices are a headwind for demand in Southeast Asia, we believe the downside risks are relatively limited as potash is applied on a wide range of crops in the region.

•

We expect strong nitrogen demand to emerge in the second quarter of 2019 from the US, Europe and Latin America. In the US, we expect overall nitrogen demand will be at historically strong levels in the second and third quarter with some weather-related product mix shift towards urea and UAN as opposed to ammonia. In recent weeks, this has led to NOLA urea prices increasing by almost $50 per tonne from February lows.

•

Slow global demand and lower input costs pressured phosphate prices over the past quarter, although we expect some support from an improvement in demand in Latin America, India and the US in the second quarter.

Financial Outlook and Guidance

Based on the market factors detailed above, we are maintaining 2019 adjusted net earnings guidance of $2.80 to $3.20 per share and adjusted EBITDA guidance of $4.4 billion to $4.9 billion. First-half 2019 guidance is provided at $1.75 to $1.95 adjusted net earnings per share.

As the 2019 guidance has not changed, all related assumptions and sensitivities can be found on page 62 of Nutrien’s 2018 Annual Report.

All guidance numbers, including those noted above, are outlined in the table below:

2019 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$2.80	$3.20

Adjusted first-half net earnings per share [2]	$1.75	$1.95

Adjusted EBITDA (billions) [2]	$4.40	$4.90

Retail EBITDA (billions)	$1.30	$1.40

Potash EBITDA (billions)	$1.80	$2.00

Nitrogen EBITDA (billions)	$1.30	$1.50

Phosphate EBITDA (billions)	$0.20	$0.30

Potash sales tonnes (millions) [3]	13.0	13.4

Nitrogen sales tonnes (millions) [3]	10.6	11.0

Depreciation and amortization (billions)	$1.80	$1.90

Merger and related costs (millions)	$50	$75

Effective tax rate on continuing operations	24%	26%

Sustaining capital expenditures (billions)	$1.00	$1.10

1 See Forward-Looking Statements section starting on page 12.

2 See Non-IFRS Financial Measures section starting on page 15.

3 Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

Consolidated Results

	Three months ended March 31

(millions of US dollars)	2019	2018	% Change

Sales [1]	$3,691	$3,666	1

Freight, transportation and distribution	(171)	(208)	(18)

Cost of goods sold [1]	(2,545)	(2,611)	(3)

Gross margin	975	847	15

Expenses	(799)	(771)	4

Net earnings (loss)	41	(1)	n/m

EBITDA [2]	596	487	22

Adjusted EBITDA [2]	697	569	22

1 Certain immaterial figures have been reclassified or grouped together for the three months ended March 31, 2018.

2 See Non-IFRS Financial Measures section starting on page 15.

n/m = Not meaningful

•

Nutrien’s first-quarter net earnings were up from the loss in the first quarter of 2018, supported by higher global nutrient prices, strong operational results and the continued benefit of synergy realization. Partially offsetting this was lower overall sales volumes of nutrients and lower Retail earnings related to the extremely wet weather in the US and dry conditions in Australia.

Segment Results

In the first quarter of 2019, our Executive Leadership Team reassessed our product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment as reported in 2018. Effective January 1, 2019, we have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Comparative amounts presented on a segmented basis have been restated accordingly. We also renamed our “Others” segment to “Corporate and Others”.

Detailed descriptions of our operating segments can be found in our 2018 Annual Report on pages 32-35 (Retail), 39-41 (Potash), 45-47 (Nitrogen) and 51-53 (Phosphate).

Our discussion of segment results set out on the following pages is a comparison of our first quarter 2019 results to our first quarter 2018 results unless otherwise noted.

Retail

	Three months ended March 31

	Dollars (millions)			Gross Margin Dollars (millions)			Gross Margin (%)

	2019	2018	% Change	2019	2018	% Change	2019	2018

Sales

Crop nutrients [1]	$687	$684	–	$131	$123	7	19	18

Crop protection products	744	774	(4)	117	128	(9)	16	17

Seed	356	341	4	50	44	14	14	13

Merchandise [2]	108	120	(10)	19	23	(17)	18	19

Services and other	144	151	(5)	92	90	2	64	60

	2,039	2,070	(1)	$409	$408	–	20	20

Cost of goods sold [2]	(1,630)	(1,662)	(2)
Gross margin	409	408	–
Expenses [3]	(571)	(541)	6
Earnings before finance costs and taxes (EBIT)	(162)	(133)	22
Depreciation and amortization	136	123	11
EBITDA	$(26)	$(10)	160

1 Includes intersegment sales. See Note 2 to the interim financial statements.

2 Certain immaterial figures have been reclassified or grouped together for the three months ended March 31, 2018.

3 Includes selling expenses of $532 million (2018 – $523 million).

•

Retail EBITDA was lower as planting and applications were delayed by extreme wet weather across the US and dryness in Australia. Sales of crop protection, crop nutrients and associated application services were most notably affected; however, higher crop nutrient prices and margins helped partly offset the effects of the postponed applications. Total gross margin percentage remained flat compared to the same period last year.

•	Crop nutrients sales were flat as higher sales prices were offset by lower sales volumes. Gross margin increased primarily because of higher selling prices.

•

Crop protection products sales were lower as adverse US and Australian weather impacted herbicide applications. Gross margin percentage decreased due to a combination of higher competition related to elevated inventories, and higher costs of raw materials sourced from China.

•

Seed sales and gross margin percentage increased slightly compared to the same quarter in 2018 as US growers look to plant higher corn acreage than soybeans in 2019. Proprietary seed gross margins are up across all geographies resulting in favorable product mix and improved overall gross margin.

•	Merchandise sales declined as a result of lower equipment sales in the Canadian operations to focus more on core Retail products.

•

Services and other sales were down due to lower livestock export shipments and wool commissions in Australia and the delayed start to the spring application season across the US. The sales mix change resulted in a higher gross margin percentage compared to the same period in 2018.

Potash

	Three months ended March 31

	Dollars (millions)			Tonnes (thousands)			Average per Tonne

	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change

Manufactured product [1]

Net sales

North America	$245	$250	(2)	976	1,254	(22)	$250	$199	26

Offshore	451	324	39	1,944	1,871	4	232	173	34

	696	574	21	2,920	3,125	(7)	238	184	29

Cost of goods sold	(272)	(279)	(3)				(93)	(90)	3

Gross margin	424	295	44				145	94	54

Other [2]	1	–	–	Depreciation and amortization			34	29	17

Gross margin Expenses [3]	425 (64)	295 (58)	44 10	Gross margin excluding depreciation and amortization [4]			179	123	46

EBIT Depreciation and amortization	361 100	237 91	52 10	Cash cost of product manufactured [4]			58	61	(5)

EBITDA	$461	$328	41

1 Includes intersegment sales. See Note 2 to the interim financial statements.

2 Includes other potash and purchased products and is comprised of net sales of $1 million (2018 – $1 million) less cost of goods sold of $Nil (2018 – $1 million).

3 Includes provincial mining and other taxes of $63 million (2018 – $48 million).

4 See Non-IFRS Financial Measures section starting on page 15.

•

EBITDA increased significantly due to a combination of higher global potash prices and strong offshore sales volumes, partially offset by lower domestic demand related to extremely wet weather in the US which impacted fertilizer applications both this spring and last fall.

•

Sales volumes were down as strong demand in offshore markets only partially offset weather-related lower sales volumes in the US. Canpotex Limited (Canpotex) shipped record volumes in the first quarter of 2019 and recently announced that it is fully committed until June 2019. North American potash deliveries were slow due to the late start to the spring season compounded by high retail inventories as a result of the short fall application season.

•	Net realized selling price increased due to strong global demand and tight supply.

•

Cost of goods sold per tonne was slightly higher due to higher depreciation and amortization. Cash cost of product manufactured was $58 per tonne in the first quarter, down 5 percent from the same quarter in 2018.

Canpotex Sales by Market

	Three months ended March 31

(percentage of sales volumes)	2019	2018	% Change
Other Asian markets [1]	33	29	14
China	30	32	(6)
Latin America	19	21	(10)
India	10	6	67
Other markets	8	12	(33)

	100	100

1 All Asian markets except China and India.

Nitrogen

	Three months ended March 31
	Dollars (millions)			Tonnes (thousands)			Average per Tonne
	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change
Manufactured product [2]
Net sales
Ammonia	$162	$208	(22)	644	744	(13)	$252	$280	(10)
Urea	213	212	–	647	724	(11)	330	294	12
Solutions, nitrates and sulfates	171	155	10	948	907	5	180	170	6
	546	575	(5)	2,239	2,375	(6)	244	242	1
Cost of goods sold	(398)	(438)	(9)				(178)	(184)	(3)
Gross margin	148	137	8				66	58	14
Other [3]	18	16	13	Depreciation and amortization			50	56	(11)
Gross margin	166	153	8	Gross margin excluding
Expenses	(5)	(16)	(69)	depreciation and amortization			116	114	2
EBIT	161	137	18	Urea controllable cash cost of
Depreciation and amortization	113	134	(16)	product manufactured [4]			74	69	7
EBITDA	$274	$271	1

1	Restated for the reclassification of sulfate from the Phosphate segment. See page 4 of this document and Note 2 to the interim financial statements.
2	Includes intersegment sales. See Note 2 to the interim financial statements.
3

Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $131 million (2018 – $120 million) less cost of goods sold of $113 million (2018 – $104 million).

4	See Non-IFRS Financial Measures section starting on page 15.

•	EBITDA increased slightly as a result of higher urea, UAN and sulfate sales prices, primarily offset by lower nitrogen sales volumes due to delayed applications in the US.

•	Sales volumes for nitrogen decreased due to lower ammonia and urea sales volumes, associated with wet weather in key US regions that delayed nitrogen applications.

•

Net realized selling price of nitrogen increased as higher average prices for urea, UAN, and sulfates more than offset lower prices for ammonia. Ammonia prices declined as a result of weak demand for this product due to poor application conditions since the fourth quarter of 2018, which provided support for alternative nitrogen products such as urea.

•

Cost of goods sold per tonne of nitrogen decreased overall due to lower depreciation and amortization more than offsetting increased costs from lower operating rates. As a result, urea controllable cash cost of product manufactured increased by $5 per tonne.

Natural Gas Prices

	Three months ended March 31

(Dollars per MMBtu)	2019	2018	% Change
Overall gas cost excluding realized derivative impact	$2.98	$2.73	9
Realized derivative impact	0.05	0.29	(83)
Overall gas cost	$3.03	$3.02	–

Average NYMEX	$3.15	$3.00	5
Average AECO	1.47	1.48	(1)

•	Gas costs were similar to the same quarter in 2018 as lower realized derivative losses offset higher gas prices in Trinidad and the US.

Phosphate

	Three months ended March 31
	Dollars (millions)			Tonnes (thousands)			Average per Tonne
	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change
Manufactured product [2]
Net sales
Fertilizer	$208	$240	(13)	491	605	(19)	$423	$396	7
Industrial and feed	111	106	5	204	221	(8)	545	481	13
	319	346	(8)	695	826	(16)	459	419	10
Cost of goods sold	(304)	(322)	(6)				(437)	(390)	12
Gross margin	15	24	(38)				22	29	(24)
Other [3]	(1)	–	–	Depreciation and amortization			86	56	54
Gross margin	14	24	(42)	Gross margin excluding depreciation and amortization			108	85	27
Expenses	(6)	(6)	–
EBIT	8	18	(56)
Depreciation and amortization	60	46	30
EBITDA	$68	$64	6

1 Restated for the reclassification of sulfate to the Nitrogen segment. See page 4 of this document and Note 2 to the interim financial statements.

2 Includes intersegment sales. See Note 2 to the interim financial statements.

3 Includes other phosphate and purchased products and is comprised of net sales of $30 million (2018 – $35 million) less cost of goods sold of $31 million (2018 – $35 million)

•	EBITDA increased due to higher realized prices. This was partially offset by the impact of higher cost of goods sold per tonne.

•	Sales volumes decreased as wet weather in the US delayed the application season and lower demand from India impacted export volumes.

•

Net realized selling price increased for the majority of our phosphate products, even though phosphate benchmark prices declined. This is due to first quarter presold phosphate sales at higher benchmark prices and the settlement of new industrial contracts.

•	Cost of goods sold per tonne increased due to higher depreciation and amortization in 2019 and because the first quarter of 2018 benefited from asset retirement obligation adjustments.

Expenses & Income Below Gross Margin

	Three months ended March 31

Dollars (millions), except percentage amounts	2019	2018	% Change

Selling expenses [1]	$(538)	$(532)	1

General and administrative expenses [2]	(95)	(103)	(8)

Provincial mining and other taxes [3]	(65)	(48)	35

Share-based compensation expenses	(57)	(16)	256

Other expenses	(44)	(72)	(39)

Finance costs	(123)	(119)	3

Income tax (expense) recovery	(12)	42	n/m

Other comprehensive income (loss)	32	(70)	n/m

1	Expenses are primarily in the Retail segment. See page 4 for analysis.
2	Includes expenses of $64 million (2018 - $68 million) in the Corporate and Others segment.
3	Expenses are primarily in the Potash segment. See page 5 for analysis.

n/m = not meaningful

•	Share-based compensation expenses increased due to improved performance towards vesting conditions and a higher Nutrien share price.

•

Other expenses decreased primarily due to lower costs associated with the merger of Potash Corporation of Saskatchewan Inc. and Agrium Inc. (Merger) more than offsetting the $33 million impairment of our intangible assets as a result of Fertilizantes Heringer S.A. filing for bankruptcy protection in the first quarter of 2019.

•

Income tax (expense) recovery changed as we had earnings before income taxes for the three months ended March 31, 2019 compared to a loss before income taxes for the same period in 2018. In addition, discrete tax adjustments increased tax expense by $15 million for the three months ended March 31, 2019 compared to a discrete tax recovery of $3 million for the same period in 2018. As a result, an income tax expense was realized for the three months ended March 31, 2019 as compared to an income tax recovery for the same period last year.

•

Other comprehensive income (loss) was impacted primarily by unrealized gains in our investment in Sinofert Holdings Limited (Sinofert) compared to unrealized losses in Sinofert and a realized loss in Israel Chemicals Ltd. (ICL) in the comparative quarter, as well as a gain on translation of our operations in Canada and Australia compared to a loss on translation of those operations in the same period in 2018 due to decreases in the value of the Canadian dollar and Australian dollar relative to the US dollar.

Financial Condition Review

The following balance sheet categories contained variances that were considered significant:

	As at
Assets	March 31, 2019	December 31, 2018	$ Variance	% Change
Cash and cash equivalents	$373	$2,314	(1,941)	(84)
Inventories	6,560	4,917	1,643	33
Prepaid expenses and other current assets	688	1,089	(401)	(37)
Property, plant and equipment	19,834	18,796	1,038	6
Goodwill	11,817	11,431	386	3

Liabilities and Equity
Short-term debt	$1,652	$629	1,023	163
Current portion of long-term debt	1,197	1,003	194	19
Payables and accrued charges	6,602	6,703	(101)	(2)
Long-term debt	7,917	7,591	326	4
Share capital	16,316	16,740	(424)	(3)
Retained earnings	7,405	7,745	(340)	(4)

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section on page 9.

•	Inventories increased due to seasonal Retail inventory build-up in preparation for the spring application season and delayed sales primarily related to wet weather in the US.

•	Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventory (primarily seed and crop protection) in preparation for the spring application season.

•	Property, plant and equipment increased primarily due to the addition of “right-of-use” assets from the adoption of the lease standard discussed in Note 13 to the interim financial statements.

•	Goodwill increased as a result of provisional allocations from Retail business acquisitions that were closed in the quarter.

•	Short-term debt increased primarily from commercial paper issuances as part of our seasonal working capital management.

•

Payables and accrued charges decreased due to Retail taking advantage of early payment discounts and from decreases in dividends payable which more than offset seasonal increases in Retail customer prepayments.

•

Long-term debt (including current portion) increased primarily due to the addition of approximately $1 billion in lease liabilities from the adoption of the lease standard discussed in Note 13 to the interim financial statements exceeding the repayment of $500 million in notes that matured in the quarter.

•	Share capital decreased due primarily to share repurchases.

•	Retained earnings decreased primarily due to the impact of share repurchases exceeding net earnings.

Liquidity & Capital Resources

Sources & Uses of Liquidity

See page 66 of our 2018 Annual Report for information on our sources and uses of liquidity.

Key uses in the first quarter included:

•

Acquisition of 42 retail locations in North America, Australia and South America, which included Actagro, LLC, Van Horn, Inc and Security Seed and Chemical, Inc. in the US as well as completing the remainder of the Agrichem acquisition in Brazil. We also announced the pending acquisition of Ruralco Holdings Limited in Australia. We expect this acquisition to close in the third quarter of 2019. See Note 10 to the interim financial statements.

•

Repurchase of 15,476,202 common shares for cancellation at a cost of $802 million with an average price per share of $51.80. As of May 8, 2019, an additional 11,115,776 common shares had been repurchased at a cost of $591 million and an average price per share of $53.20. See Note 9 to the interim financial statements.

•	Maturity and repayment of $500 million of long-term debt. See Note 8 to the interim financial statements.

Key sources in the first quarter included:

•	Commercial paper outstanding increased from $391 million at December 31, 2018 to $1,392 million at March 31, 2019.

Subsequent to the quarter end, we issued $1.5 billion in senior notes. See Note 8 to the interim financial statements.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

Sources and Uses of Cash

	Three months ended March 31

Dollars (millions), except percentage amounts	2019	2018	% Change
Cash used in operating activities	$(515)	$(340)	51
Cash (used in) provided by investing activities	(809)	796	n/m
Cash used in financing activities	(609)	(115)	430
Effect of exchange rate changes on cash and cash equivalents	(8)	3	n/m
(Decrease) increase in cash and cash equivalents	$(1,941)	$344	n/m

n/m = not meaningful

Cash and cash equivalents decreased by $1,941 million this quarter compared to an increase of $344 million in the comparative quarter, an overall decrease of $2,285 million due to:

•	Cash payments to shareholders in the form of dividends and share repurchases were $1,062 million, an increase of $456 million compared to 2018.
•	Cash receipts relating to discontinued operations and the Merger were $10 million compared to $1,218 million, a decrease of $1,208 million compared to 2018.
•	Repayment of $500 million of long-term debt this quarter with no repayment in 2018.

In addition, the following business activities had cash impacts:

•	Cash generated through the issuance of commercial paper and short-term debt was $1,004 million, an increase of $508 million over 2018.
•	Cash used in operations was $515 million, an increase of $175 million over 2018. This was primarily due to taking advantage of early payment discounts in Retail.
•	Cash used for business acquisitions was $487 million, an increase of $302 million over 2018.

Cash Requirements

For information about our contractual obligations and other commitments as at December 31, 2018 (excluding planned (but not legally committed) capital expenditures and potential share repurchases) see page 68 of our 2018 Annual Report. There were no significant changes to these contractual obligations and other commitments since December 31, 2018.

Capital Structure & Management

Principal Debt Instruments

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We are in compliance with our debt covenants and did not have any changes to our credit ratings in the quarter. See page 70 of our 2018 Annual Report for further information.

Short-term Debt

	As at March 31, 2019

Dollars (millions)	Outstanding and committed	Remaining available	Credit limit

Credit facilities [1]	$ 1,652	$ 3,888	$ 5,540

A/R securitization program [2]	–	300	300

Uncommitted letter of credit facilities	140	145	285

1

The credit facilities consist of a $4,500 million unsecured North American revolving term credit facility, a $500 million North American uncommitted revolving demand facility and approximately $540 million of other credit facilities in Europe, Australia and South America. Included in the amount outstanding and committed is $1,392 million of commercial paper and $260 million of other short-term debt. We have a $4,500 million credit limit under our commercial paper program, which is limited to the availability of backup funds backstopped by the $4,500 million unsecured revolving term credit facility. Interest rates on outstanding commercial paper ranged from 2.7 to 2.8 percent.

2	Subsequent to March 31, 2019 we terminated our accounts receivable securitization program. At March 31, 2019, there were no loan drawdowns made under this program.

Long-term Debt

Our long-term debt consists primarily of notes and lease liabilities. See page 69 of our 2018 Annual Report for information on balances, rates, and maturities for our notes. During the quarter, $500 million of our notes matured and were repaid. On April 1, 2019 we issued $1.5 billion in senior notes. We expect to repay $500 million of notes maturing on May 15, 2019 with the net proceeds from the April 1, 2019 issuance of the senior notes. See Note 8 to the interim financial statements.

On January 1, 2019, we adopted IFRS 16 and recognized $1,059 million in lease liabilities with a weighted-average interest rate of 3.5%. See Note 13 to the interim financial statements for the impact on our interim financial statements. There were no changes to our debt covenants as a result of adoption of this standard.

Outstanding Share Data

As at April 30, 2019
Common shares	584,831,128
Options to purchase common shares	10,050,660

For more information on our capital structure and management, see Note 25 to our 2018 financial statements.

For more information on our short-term debt and long-term debt, see Notes 22 and 23 to our 2018 financial statements.

Synergy Program Commitments

In 2018 we set a priority of achieving $600 million in annual run-rate synergies in connection with the Merger within two years (original target was $500 million). In the first quarter of 2019 we exceeded this target with a total of $621 million in annual run-rate synergies achieved as of March 31, 2019.

Quarterly Results

	Nutrien					PotashCorp [1]
Dollars (millions) except as otherwise noted	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017

Sales [2]	$ 3,691	$3,725	$3,990	$8,105	$3,666	$1,081	$1,234	$1,120

Net earnings (loss) from continuing operations	41	296	(1,067)	741	(1)	(120)	16	152

Net earnings from discontinued operations	–	2,906	23	675	–	44	37	49

Net earnings (loss)	41	3,202	(1,044)	1,416	(1)	(76)	53	201

EBITDA	596	944	(932)	1,507	487	(43)	280	317

Earnings per share (EPS) from continuing operations

Basic	0.07	0.48	(1.74)	1.18	–	(0.14)	0.02	0.18

Diluted	0.07	0.48	(1.74)	1.17	–	(0.14)	0.02	0.18

EPS [3]

Basic	0.07	5.23	(1.70)	2.25	–	(0.09)	0.06	0.24

Diluted	0.07	5.22	(1.70)	2.24	–	(0.09)	0.06	0.24

1	Comparative figures prior to the Merger are for PotashCorp, the accounting acquirer.
2	Certain immaterial figures have been reclassified for Q1, Q2, Q3 and Q4 of 2018.
3	From continuing and discontinued operations.

The agricultural products business is seasonal. Crop input sales are primarily concentrated in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, our customer prepayments are concentrated in December and January and our vendor prepayments are concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Beginning on January 1, 2018, earnings were impacted by the operations of Agrium acquired in the Merger. In the second quarter and fourth quarter of 2018, earnings were impacted by $0.6 billion and $2.9 billion, respectively, in after-tax gains on the sales of our investments in Sociedad Quimica y Minera de Chile S.A. and Arab Potash Company, which were categorized as discontinued operations. In the third quarter of 2018, earnings were impacted by a $1.8 billion non-cash impairment to property, plant and equipment in the Potash segment. In the fourth quarter of 2017, earnings were impacted by a $276 million non-cash impairment to property, plant and equipment in the Phosphate segment.

Other Financial Information

	2018 Annual Report Page Reference(s)	Changes in the First Quarter of 2019

Off-Balance Sheet Arrangements	71

Operating leases were a significant off-balance sheet arrangement in 2018. Effective January 1, 2019 the adoption of IFRS 16 resulted in recognition of most of these operating leases on the balance sheet. See Note 13 to the interim financial statements.

Related Party Transactions	146-147	See Note 12 to the interim financial statements.

Market Risks Associated with Financial Instruments	119	See Note 7 to the interim financial statements.

Critical Accounting Estimates	71	There were no changes to our assessment of critical accounting estimates.

Recent Accounting Changes	71 and 153

The adoption of IFRS 16 was a significant accounting change as it brought approximately $1 billion of “right of use assets” and lease obligations on to the balance sheet and increased EBITDA approximately $60 million due to replacing operating lease expenses with depreciation and amortization and finance costs. See Note 13 to the interim financial statements.

Controls and Procedures

There has been no change in our internal controls over financial reporting during the three months ended March 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within “Management’s Discussion and Analysis” constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s 2019 annual and first-half guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (both consolidated and by segment); capital spending expectations for 2019; expectations regarding performance of our operating segments in 2019; our market outlook for 2019, including Agriculture and Retail and Crop Nutrient Markets and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith) and acquisitions and divestitures; and the expected synergies associated with the Merger, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward- looking statements, including the assumptions referred to below and elsewhere in this document. Although Nutrien believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2019 and in the future (including as outlined under “Market Outlook” and on page 62 of our 2018 Annual Report); the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; ability to maintain investment grade rating and achieve our performance targets; assumptions in respect of our ability to sell equity positions, including the ability to find suitable buyers at expected prices and successfully complete such transactions in a timely manner; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; the failure to successfully integrate and realize the expected synergies associated with the Merger, including within the expected timeframe; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and security risks related to our systems; the inability to find suitable buyers for our equity positions and counterparty and transaction risk associated therewith; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at our Egyptian and Argentinian facilities; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our expected adjusted net earnings per share, adjusted EBITDA and EBITDA by segment guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable US federal securities laws or applicable Canadian securities legislation.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investors@nutrien.com

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

Selected financial data for download can be found in our data tool at https://www.nutrien.com/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Friday, May 10, 2019 at 10:00 am Eastern Time.

•	Telephone Conference dial-in numbers:
○	From Canada and the US 1-877-702-9274
○	International 1-647-689-5529
○	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

•	Live Audio Webcast: Visit https://www.nutrien.com/investors/events/2019-q1-earnings-conference-call

Appendix A - Selected Additional Financial Data

Free Cash Flow	Three months ended March 31

Dollars (millions)	2019	2018

Free Cash Flow [1]	$382	$217

1 See Non-IFRS Financial Measures section on page 15.

Selected Retail measures	Three months ended March 31

	2019	2018

Proprietary products sales as a percentage of product line sales

Crop nutrients	11%	9%

Crop protection products	27%	25%

Seed	21%	19%

All Products	18%	15%

Crop nutrients sales volumes (tonnes - thousands)

North America	1,139	1,285

International	440	418

Total	1,579	1,703

Crop nutrients selling price per tonne

North America	$472	$425

International	340	329

Total	435	401

Crop nutrients gross margin per tonne

North America	$98	$85

International	43	34

Total	83	72

Financial performance measures	Target	Actuals [1]

EBITDA to sales [2]	10%	10%

Average working capital to sales [2,3]	19%	25%

Cash operating coverage ratio [2]	59%	60%

1  Rolling four quarters ended March 31, 2019.

2  See Non-IFRS Financial Measures section on page 15.

3  Actual ratio increased by approximately 1.5 percentage points due to opportunistic acceleration of certain payments.

Selected Nitrogen measures	Three months ended March 31

	2019	2018

Sales volumes (tonnes - thousands)

Fertilizer	1,018	1,262

Industrial and feed	1,221	1,113

Net sales (millions of dollars)

Fertilizer	$284	$323

Industrial and feed	262	252

Net selling price per tonne

Fertilizer	$280	$256

Industrial and feed	214	226

Production measures	Three months ended March 31

	2019	2018

Potash production (Product Tonnes - thousands)	3,499	3,498

Potash shutdown weeks [1]	1	6

Nitrogen production (Ammonia Tonnes - thousands)	1,635	1,680

Ammonia operating rate [2]	93%	96%

Phosphate production (P2O5 Tonnes - thousands) [3]	469	466

Phosphate P2O5 operating rate [3]	93%	92%
1	Represents weeks of full production shutdown; excludes the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.
2	Excludes Trinidad and Joffre.
3	Excludes Geismar phosphate.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS measures to assess performance. Non-IFRS measures are a numerical measure of a company’s performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS measures provide transparent and useful supplemental information to investors in order that they may evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, why management uses each measure and contains reconciliations to the most directly comparable IFRS measures.

EBITDA and Adjusted EBITDA

Most directly comparable IFRS financial measure: Net earnings (loss) from continuing operations.

Definition: EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization, impairment, Merger and related costs, share-based compensation and defined benefit plans curtailment gain.

Why we use the measure and why it is useful to investors: As valuation measurements they exclude the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of our day-to-day operations, and as a measure of our ability to service debt and to meet other payment obligations.

	Three months ended March 31

Dollars (millions)	2019	2018
Net earnings (loss) from continuing operations	$41	$(1)
Finance costs	123	119
Income tax expense (recovery)	12	(42)
Depreciation and amortization	420	411
EBITDA	596	487
Merger and related costs	11	66
Share-based compensation	57	16
Impairment	33	–
Adjusted EBITDA	$697	$569

Adjusted Net Earnings (And the Related Per Share Amounts)

Most directly comparable IFRS financial measure: Net earnings from continuing operations and net earnings per share.

Definition: Net earnings from continuing operations before Merger and related costs, share-based compensation and impairment, net of tax.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

Reconciliation: A reconciliation is presented on page 2 of our News Release dated May 9, 2019.

Adjusted EBITDA and Adjusted Net Earnings (And the Related Per Share Amounts) Guidance

This guidance is provided on a non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value which may be inherently difficult to determine, without unreasonable efforts. Guidance excludes the impacts of Merger and related costs and share-based compensation.

Free Cash Flow

Most directly comparable IFRS financial measure: Cash provided by operating activities.

Definition: Cash provided by operating activities less sustaining capital expenditures, cash provided by operating activities from discontinued operations and changes in non-cash operating working capital. Sustaining capital expenditures include the cost of replacements and betterments for our facilities.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength, and as a component of employee remuneration calculations. It is also useful as an indicator of our ability to service debt, meet other payment obligations and make strategic investments. Free cash flow does not represent residual cash flow available for discretionary expenditures.

	Three months ended March 31,

Dollars (millions)	2019	2018

Cash used in operating activities	$(515)	$(340)

Sustaining capital expenditures	(168)	(183)

Changes in non-cash operating working capital	1,065	740

Free cash flow	$382	$217

Gross Margin Excluding Depreciation and Amortization Per Tonne

Most directly comparable IFRS financial measure: Gross margin per tonne.

Definition: Gross margin less depreciation and amortization per tonne. (Reconciliations are provided on pages 5, 6 and 7.)

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Cash Cost of Product Manufactured (COPM)

Most directly comparable IFRS financial measure: Cost of goods sold (COGS).

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three months ended March 31,

Dollars (millions), except per tonne amounts	2019	2018

Total COGS - Potash	$272	$280

Change in inventory	44	37

Other adjustments	(7)	5

COPM	$309	$322

Depreciation and amortization included in COPM	(105)	(110)

Cash COPM	$204	$212

Production tonnes (tonnes - thousands)	3,499	3,498

Potash cash COPM per tonne	$58	$61

Urea Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS.

Definition: COGS for the Nitrogen segment excluding depreciation and amortization expense, cash COGS for products excluding urea, inventory and other adjustments and urea natural gas and steam costs, divided by the urea production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three months ended March 31,

Dollars (millions), except per tonne amounts	2019	2018

Total COGS - Nitrogen	$511	$542

Nitrogen depreciation and amortization	(113)	(134)

Cash COGS for products other than urea	(296)	(307)

Urea

Total cash COGS	$102	$101

Change in inventory and other adjustments	31	24

Total cash COPM	$133	$125

Natural gas and steam costs	(66)	(60)

Controllable cash COPM	$67	$65

Production (tonnes - thousands)	906	942

Urea controllable cash COPM per tonne	$74	$69

Retail Average EBITDA to Sales

Most directly comparable IFRS financial measure: Retail EBITDA divided by Retail sales.

Definition: Retail EBITDA divided by sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended March 31, 2019

Dollars (millions), except percentage amounts	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Average/Total

EBITDA	$886	$116	$214	$(26)	$1,190

Sales [1]	6,302	2,131	2,017	2,039	12,489

EBITDA to Sales					10%

1 Certain immaterial figures have been reclassified for Q2, Q3 and Q4 of 2018.

Retail Average Working Capital to Sales

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail average working capital divided by sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended March 31, 2019

Dollars (millions), except percentage amounts	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Average/Total

Working capital	$3,170	$3,633	$2,312	$3,190	$3,076

Sales [1]	6,302	2,131	2,017	2,039	12,489

Average working capital to sales					25%

1 Certain immaterial figures have been reclassified for Q2, Q3 and Q4 of 2018.

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail expenses below gross margin as a percentage of Retail gross margin.

Definition: Retail gross margin less depreciation and amortization, EBIT and Merger-related adjustments, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended March 31, 2019

Dollars (millions), except percentage amounts	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Total
Gross margin	$1,432	$533	$662	$409	$3,036
Depreciation and amortization in cost of goods sold	2	1	2	2	7
Gross margin excluding depreciation and amortization	$1,434	$534	$664	$411	$3,043
EBIT	764	(6)	82	(162)	678
Depreciation and amortization	122	122	132	134	510
Merger-related adjustments [1]	12	6	8	17	43
Operating expenses excluding depreciation and amortization and Merger-related adjustments	$536	$412	$442	$422	$1,812

1 Adjusted for the impact of Merger-related presentation adjustments.

Cash operating coverage ratio					60%

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings (Loss)

		Three Months Ended March 31
		2019	2018

			Note 1

SALES	Note 2	$3,691	$3,666

Freight, transportation and distribution		(171)	(208)

Cost of goods sold		(2,545)	(2,611)

GROSS MARGIN		975	847

Selling expenses		(538)	(532)

General and administrative expenses		(95)	(103)

Provincial mining and other taxes		(65)	(48)

Share-based compensation		(57)	(16)

Other expenses	Note 4	(44)	(72)

EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		176	76

Finance costs		(123)	(119)

EARNINGS (LOSS) BEFORE INCOME TAXES		53	(43)

Income tax (expense) recovery	Note 5	(12)	42

NET EARNINGS (LOSS)		$41	$(1)

NET EARNINGS (LOSS) PER SHARE

Basic		$0.07	$–

Diluted		$0.07	$–

Weighted average shares outstanding for basic earnings per share (“EPS”)		602,266,000	642,690,000

Weighted average shares outstanding for diluted EPS		602,950,000	643,218,000

(See Notes to the Condensed Consolidated Financial Statements)

Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended March 31

(Net of related income taxes)	2019	2018

		Note 1

NET EARNINGS (LOSS)	$41	$(1)

Other comprehensive income (loss)

Items that will not be reclassified to net earnings (loss):

Net actuarial gain on defined benefit plans	–	57

Net fair value gain (loss) on investments	9	(83)

Items that have been or may be subsequently reclassified to net earnings (loss):

Gain (loss) on currency translation of foreign operations	19	(41)

Other	4	(3)

OTHER COMPREHENSIVE INCOME (LOSS)	32	(70)

COMPREHENSIVE INCOME (LOSS)	$73	$(71)

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31

		2019	2018

			Note 1

OPERATING ACTIVITIES

Net earnings (loss)		$41	$(1)

Adjustments for:

Depreciation and amortization		420	411

Share-based compensation	Note 3	57	16

Impairment of assets	Note 4	33	–

Recovery of deferred income tax		(3)	(8)

Other long-term liabilities and miscellaneous		2	(18)

Changes in non-cash operating working capital:

Receivables		(146)	(187)

Inventories		(1,509)	(1,701)

Prepaid expenses and other current assets		455	645

Payables and accrued charges		135	503

CASH USED IN OPERATING ACTIVITIES		(515)	(340)

INVESTING ACTIVITIES

Additions to property, plant and equipment		(290)	(238)

Business acquisitions, net of cash acquired	Note 10	(487)	(185)

Proceeds from disposal of discontinued operations, net of tax	Note 6	10	752

Purchase of investments		(26)	–

Cash acquired in Merger		–	466

Other		(16)	1

CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES		(809)	796

FINANCING ACTIVITIES

Finance costs on long-term debt		–	(6)

Proceeds from short-term debt		1,004	496

Repayment of long-term debt	Note 8	(500)	–

Repayment of principal portion of lease liabilities	Note 13	(53)	–

Dividends paid	Note 9	(264)	(205)

Repurchase of common shares	Note 9	(798)	(401)

Issuance of common shares	Note 9	2	1

CASH USED IN FINANCING ACTIVITIES		(609)	(115)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(8)	3

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(1,941)	344

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		2,314	116

CASH AND CASH EQUIVALENTS, END OF PERIOD		$373	$460

Cash and cash equivalents comprised of:

Cash		$247	$325

Short-term investments		126	135

		$373	$460

SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		$114	$114

Income taxes (received) paid		$(115)	$29

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Share Capital	Contributed Surplus	Net Fair Value Loss on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]

						Note 1

BALANCE – DECEMBER 31, 2018	$16,740	$231	$(7)	$–	$(251)	$(33)	$(291)	$7,745	$24,425

Net earnings	–	–	–	–	–	–	–	41	41

Other comprehensive income	–	–	9	–	19	4	32	–	32

Shares repurchased (Note 9)	(426)	–	–	–	–	–	–	(376)	(802)

Dividends declared	–	–	–	–	–	–	–	(1)	(1)

Effect of share-based compensation including issuance of common shares	2	4	–	–	–	–	–	–	6

Transfer of net loss on investment	–	–	4	–	–	–	4	(4)	–
BALANCE – MARCH 31, 2019	$16,316	$235	$6	$–	$(232)	$(29)	$(255)	$7,405	$23,701
BALANCE – DECEMBER 31, 2017	$1,806	$230	$73	$–	$(2)	$(46)	$25	$6,242	$8,303

Merger impact	15,898	7	–	–	–	–	–	(1)	15,904

Net loss	–	–	–	–	–	–	–	(1)	(1)

Other comprehensive (loss) income	–	–	(83)	57	(41)	(3)	(70)	–	(70)

Shares repurchased (Note 9)	(256)	(23)	–	–	–	–	–	(178)	(457)

Dividends declared	–	–	–	–	–	–	–	(258)	(258)

Effect of share-based compensation including issuance of common shares	1	–	–	–	–	–	–	–	1

Transfer of net actuarial gain on defined benefit plans	–	–	–	(57)	–	–	(57)	57	–

Transfer of net loss on sale of investment	–	–	19	–	–	–	19	(19)	–

Transfer of net loss on cash flow hedges	–	–	–	–	–	9	9	–	9
BALANCE – MARCH 31, 2018	$17,449	$214	$9	$–	$(43)	$(40)	$(74)	$5,842	$23,431

1	Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

2	All equity transactions were attributable to common shareholders.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

As at		March 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		$373	$2,314
Receivables		3,446	3,342
Inventories		6,560	4,917
Prepaid expenses and other current assets		688	1,089
		11,067	11,662
Non-current assets
Property, plant and equipment	Note 13	19,834	18,796
Goodwill		11,817	11,431
Other intangible assets		2,184	2,210
Investments	Note 10	800	878
Other assets		564	525
TOTAL ASSETS		$46,266	$45,502
LIABILITIES
Current liabilities
Short-term debt		$1,652	$629
Current portion of long-term debt	Notes 8 and 13	1,197	1,003
Payables and accrued charges		6,602	6,703
		9,451	8,335
Non-current liabilities
Long-term debt	Notes 8 and 13	7,917	7,591
Deferred income tax liabilities	Note 5	2,955	2,907
Pension and other post-retirement benefit liabilities		405	395
Asset retirement obligations and accrued environmental costs		1,675	1,673
Other non-current liabilities		162	176
TOTAL LIABILITIES		22,565	21,077
SHAREHOLDERS’ EQUITY
Share capital	Note 9	16,316	16,740
Contributed surplus		235	231
Accumulated other comprehensive loss		(255)	(291)
Retained earnings		7,405	7,745
TOTAL SHAREHOLDERS’ EQUITY		23,701	24,425
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$46,266	$45,502

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2019

Note 1  Basis of Presentation

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien” or the “Company” except to the extent the context otherwise requires) is an integrated ag solutions provider and plays a critical role in helping growers around the globe increase food production in a sustainable manner. Nutrien is the world’s largest provider of crop inputs and services. Disclosures related to the merger of Potash Corporation of Saskatchewan Inc. and Agrium Inc. (the “Merger”) can be found in Note 2 of the Company’s 2018 annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting.” The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of the Company’s 2018 annual consolidated financial statements, with the exception of IFRS 16, “Leases” (“IFRS 16”), which was adopted effective January 1, 2019, the impacts of which are disclosed in Note 13. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the Company’s 2018 annual consolidated financial statements.

Certain immaterial 2018 figures have been reclassified or grouped together in the condensed consolidated statements of: earnings (loss), comprehensive income (loss), cash flows, changes in shareholders’ equity and in the segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on May 9, 2019.

Note 2  Segment Information

The Company’s four reportable operating segments are: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. In the first quarter of 2019, the Company’s Chief Operating Decision Maker reassessed product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment reported in the Company’s 2018 annual consolidated financial statements. Comparative amounts for Nitrogen and Phosphate were restated. For the three months ended March 31, 2018, Nitrogen reflected increases of $27, $5 and $10 in sales, gross margin and EBITDA, respectively, and $377 in assets as at December 31, 2018, with corresponding decreases in Phosphate. In addition, the “Others” segment was renamed to “Corporate and Others”.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended March 31, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated
Sales – third party	$2,030	$707	$612	$342	$–	$–	$3,691
– intersegment	9	63	137	57	–	(266)	–
Sales – total	2,039	770	749	399	–	(266)	3,691
Freight, transportation and distribution	–	(73)	(72)	(50)	–	24	(171)
Net sales	2,039	697	677	349	–	(242)
Cost of goods sold	(1,630)	(272)	(511)	(335)	–	203	(2,545)
Gross margin	409	425	166	14	–	(39)	975
Selling expenses	(532)	(4)	(7)	(1)	6	–	(538)
General and administrative expenses	(27)	–	(2)	(2)	(64)	–	(95)
Provincial mining and other taxes	–	(63)	(1)	–	(1)	–	(65)
Share-based compensation	–	–	–	–	(57)	–	(57)
Other (expenses) income	(12)	3	5	(3)	(37)	–	(44)
(Loss) earnings before finance costs and income taxes	(162)	361	161	8	(153)	(39)	176
Depreciation and amortization	136	100	113	60	11	–	420
EBITDA [1]	$(26)	$461	$274	$68	$(142)	$(39)	$596
Assets – at March 31, 2019	$19,837	$11,742	$10,843	$2,386	$1,872	$(414)	$46,266

1

Consolidated EBITDA is a non-IFRS measure calculated as net earnings (loss) from continuing operations before finance costs, income taxes, and depreciation and amortization. Non-IFRS measures are a numerical measure of a company’s performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. Management believes the non-IFRS measures provide transparent and useful supplemental information to investors in order that they may evaluate Nutrien’s financial performance using the same measures as management. As a valuation measurement, EBITDA excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of our day-to-day operations, and as a measure of our ability to service debt and to meet other payment obligations. This non-IFRS financial measure should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

	Three Months Ended March 31, 2018

	Retail	Potash	Nitrogen [1]	Phosphate [1]	Corporate and Others	Eliminations	Consolidated
Sales – third party	$2,059	$602	$636	$369	$–	$–	$3,666
– intersegment	11	68	137	66	–	(282)	–
Sales – total	2,070	670	773	435	–	(282)	3,666
Freight, transportation and distribution	–	(95)	(78)	(54)	–	19	(208)
Net sales	2,070	575	695	381	–	(263)
Cost of goods sold	(1,662)	(280)	(542)	(357)	–	230	(2,611)
Gross margin	408	295	153	24	–	(33)	847
Selling expenses	(523)	(3)	(8)	(3)	5	–	(532)
General and administrative expenses	(23)	(3)	(6)	(3)	(68)	–	(103)
Provincial mining and other taxes	–	(48)	–	–	–	–	(48)
Share-based compensation	–	–	–	–	(16)	–	(16)
Other income (expenses)	5	(4)	(2)	–	(71)	–	(72)
(Loss) earnings before finance costs and income taxes	(133)	237	137	18	(150)	(33)	76
Depreciation and amortization	123	91	134	46	17	–	411
EBITDA	$(10)	$328	$271	$64	$(133)	$(33)	$487
Assets – at December 31, 2018	$17,964	$11,710	$10,386	$2,406	$3,678	$(642)	$45,502

1 Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Unaudited	In millions of US dollars except as otherwise noted

The Company disaggregated revenue from contracts with customers by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended March 31

	2019	2018
Retail sales by product line
Crop nutrients	$687	$684
Crop protection products	744	774
Seed	356	341
Merchandise	108	120
Services and other	144	151
	$2,039	$2,070
Potash sales by geography
Manufactured Product
North America	$318	$345
Offshore [1]	451	324
Other potash and purchased products	1	1
	$770	$670
Nitrogen sales by product line [2]
Manufactured Product
Ammonia	$187	$236
Urea	231	232
Solutions, nitrates and sulfates	191	175
Other nitrogen and purchased products	140	130
	$749	$773
Phosphate sales by product line [2]
Manufactured Product
Fertilizer	$240	$276
Industrial and feed	124	118
Other phosphate and purchased products	35	41
	$399	$435

1   Relates primarily to Canpotex Ltd. (“Canpotex”) (Note 12).

2   Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Note 3  Share-Based Compensation

During the three months ended March 31, 2019, the Company granted a total of 1,376,533 stock options and 1,129,263 units of cash-settled share-based awards under its existing share-based compensation plans described in Note 29 of the Company’s 2018 annual consolidated financial statements. For stock options granted in 2019, the weighted average grant date fair value was $11.27 per option.

During the three months ended March 31, 2019, total compensation expense for all employee and director share-based compensation plans was $57 (2018 - $16).

Unaudited	In millions of US dollars except as otherwise noted

Note 4  Other Expenses

	Three Months Ended March 31

	2019	2018
Impairment of assets [1]	$(33)	$–
Merger and related costs	(11)	(66)
Foreign exchange (loss) gain	(7)	2
Earnings of equity-accounted investees	17	7
Other expenses	(10)	(15)
	$(44)	$(72)

1 During the three months ended March 31, 2019, the Company impaired certain intangible assets.

Note 5  Income Taxes

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax income from continuing operations for each jurisdiction.

	Three Months Ended March 31

Income Tax Related to Continuing Operations	2019	2018

Income tax (expense) recovery	$(12)	$42

Actual effective tax rate on earnings from continuing operations	(5)%	89%

Actual effective tax rate including discrete items	23%	95%

Discrete tax adjustments that impacted the tax rate	$(15)	$3

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

		As at	As at

Income Tax Assets (Liabilities)	Balance Sheet Location	March 31, 2019	December 31, 2018

Current income tax assets

Current	Receivables	$153	$248

Non-current	Other assets	36	36

Deferred income tax assets	Other assets	259	216

Total income tax assets		$448	$500

Current income tax liabilities

Current	Payables and accrued charges	$(60)	$(47)

Non-current	Other non-current liabilities	(66)	(64)

Deferred income tax liabilities	Deferred income tax liabilities	(2,955)	(2,907)

Total income tax liabilities		$(3,081)	$(3,018)

Note 6  Discontinued Operations

During the three months ended March 31, 2018, the Company completed the sale of its equity interests in Israel Chemical Ltd., classified as discontinued operations, for proceeds of $685, net of commissions.

Unaudited	In millions of US dollars except as otherwise noted

Note 7  Financial Instruments

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by the Company’s finance department. There have been no changes to the Company’s valuation methods presented in Note 13 of the 2018 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis or measured at amortized costs:

	March 31, 2019			December 31, 2018

Financial instruments measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Carrying Amount	Level 1 [1]	Level 2 [1]
Fair value on a recurring basis

Derivative instrument assets	$6	$–	$6	$5	$–	$5

Other current financial assets - marketable securities [2]	110	18	92	97	12	85

Investments at FVTOCI [3]	195	195	–	186	186	–

Derivative instrument liabilities	(57)	–	(57)	(71)	–	(71)
Amortized cost

Cash and cash equivalents	$373	$–	$373	$2,314	$–	$2,314

Current portion of long-term debt

Senior notes and debentures [4]	(993)	(1,012)	–	(995)	–	(1,009)

Fixed and floating rate debt	(8)	–	(8)	(8)	–	(8)

Long-term debt

Senior notes and debentures [4]	(7,066)	(3,380)	(3,509)	(7,569)	(1,004)	(6,177)

Fixed and floating rate debt	(14)	–	(14)	(22)	–	(22)
1

Financial instruments included in Level 1 are measured using quoted prices in active markets for identical assets or liabilities, while those classified as Level 2 are measured using significant other observable inputs. During the period ended March 31, 2019, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value. The Company’s policy is to recognize transfers at the end of the reporting period.

2

Marketable securities consist of equity and fixed income securities. The Company determines the fair value of equity securities based on the bid price of identical instruments in active markets. The Company values fixed income securities using quoted prices of instruments with similar terms and credit risk.

3	Investments at FVTOCI are comprised of shares in Sinofert Holdings Ltd. (“Sinofert”) (December 31, 2018 – Sinofert and other).

4	Carrying amount of liability includes net unamortized debt issue costs.

Note 8  Long-Term Debt

During the three months ended March 31, 2019, the Company repaid $500 aggregate principal amount of 6.750 percent debentures that matured on January 15, 2019.

On April 1, 2019, the Company issued $750 aggregate principal amount of 4.200 percent senior notes due April 1, 2029 and $750 aggregate principal amount of 5.000 percent senior notes due April 1, 2049 (together, the “senior notes”). The senior notes are unsecured, rank equally with Nutrien’s existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series of senior notes is redeemable and provides for redemption prior to maturity, at the Company’s option, at specified prices.

Unaudited	In millions of US dollars except as otherwise noted

Note 9  Share Capital

Authorized

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors. No preferred shares have been issued.

Issued

	Number of Common Shares	Share Capital

Balance – December 31, 2018	608,535,477	$16,740

Issued under option plans and share-settled plans	49,624	2

Repurchased	(15,476,202)	(426)

Balance – March 31, 2019	593,108,899	$16,316

Share repurchase programs

	Board of Directors Approval	Expiry	Maximum Shares for Repurchase

2018 Normal Course Issuer Bid [1]	February 20, 2018	February 22, 2019	50,363,686

2019 Normal Course Issuer Bid [2]	February 20, 2019	February 26, 2020	30,133,631

1	On December 14, 2018, the normal course issuer bid was increased to permit the repurchase of up to eight percent of the Company’s outstanding common shares.

2

The normal course issuer bid permits the repurchase of up to five percent of the Company’s outstanding common shares and can expire earlier than the date above if the maximum number of common shares allowable is acquired earlier or the Company otherwise decides not to make any further repurchases.

Purchases under the 2019 normal course issuer bid are being, or may be, made through open market purchases at market price as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements.

The following table summarizes the Company’s share repurchase activities during the period:

	Three Months Ended March 31

	2019	2018

Common shares repurchased for cancellation	15,476,202	9,321,587

Average price per share	$51.80	$49.02

Total Cost	$802	$457

Repurchase resulting in a reduction of:

Share capital	$426	$256

Contributed surplus [1]	–	23

Retained earnings [1]	376	178

1   The excess of net cost over the average book value of the shares.

As of May 8, 2019, an additional 11,115,776 common shares had been repurchased for cancellation under the 2019 normal course issuer bid at a cost of $591 and an average price per share of $53.20.

Dividends declared

On December 14, 2018, the Company declared a quarterly dividend of $0.43 per share payable on April 18, 2019 to shareholders of record on March 29, 2019 (March 31, 2018 – $0.40).

Unaudited	In millions of US dollars except as otherwise noted

Note 10  Business Acquisitions

During the three months ended March 31, 2019, the Retail segment acquired 42 retail locations in North and South America and Australia, including companies operating within the proprietary products business, such as Actagro, LLC, a developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies. Benefits of the acquisitions include expansion of geographical coverage for the sale of crop input products, increased customer base and workforce, and synergies between Nutrien and the acquired businesses.

The purchase price allocation for these acquisitions is not final as the Company is still gathering and analyzing information relating to the acquired assets and assumed liabilities, including fair values and the resulting income tax impact.

The preliminary values allocated to the acquired assets and assumed liabilities based upon fair values were as follows:

March 31, 2019

Working capital	$74

Property, plant and equipment	90

Goodwill [1]	380

Other intangible assets	30

Other non-current assets	30

Other non-current liabilities	(17)

Total consideration	$587

Previously held equity-accounted interest in Agrichem [2]	(100)

Total consideration, net of cash and cash equivalents acquired	$487
1

Goodwill was calculated as the difference between the amount of consideration transferred and the net identifiable assets acquired. The portion of goodwill deductible for income tax purposes, if any, will be determined when the purchase allocation is finalized.

2

During the three months ended March 31, 2019, the Company acquired the remaining 20 percent interest in Agrichem, a fertilizer producer and marketer located in Brazil, making it a wholly owned consolidated subsidiary. Prior to this acquisition, the Company held an 80 percent ownership interest in Agrichem, and under a contractual agreement, had joint control with the other shareholder of Agrichem. At the date of acquisition of the remaining 20 percent interest, the Company ceased equity accounting for its investment in Agrichem.

Three Months Ended March 31, 2019

Financial information related to business acquisitions [1]

Sales from date of acquisitions	$12

Net loss from continuing operations before income taxes from date of acquisitions	$(4)
1

Estimated annual sales and earnings before finance costs, income taxes and depreciation and amortization if acquisitions occurred at the beginning of the year are approximately $400 and $70, respectively.

On February 27, 2019, the Company announced an agreement to acquire Ruralco Holdings Limited (“Ruralco”), an agriservices business in Australia with more than 500 operating locations, for an estimated purchase price of AUD$469. Closing of the transaction is subject to customary conditions, including Ruralco shareholder approval and regulatory approval from the Australia Competition and Consumer Commission and the Australian Foreign Investment Review Board, and is expected to be completed in the third quarter of 2019.

Note 11  Seasonality

Seasonality in the Company’s business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Feed and industrial sales are more evenly distributed throughout the year. The results of this seasonality have a corresponding effect on trade and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. The Company’s cash collections generally occur after the application season is complete while customer prepayments are concentrated in December and January.

Note 12  Related Party Transactions

The Company sells potash from its Canadian mines for use outside Canada and the United States exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the three months ended March 31, 2019, were $451 (2018 – $324). At March 31, 2019, $247 (December 31, 2018 – $208) was owing from Canpotex.

Unaudited	In millions of US dollars except as otherwise noted

Note 13  Leases

Accounting Policies

New Lease Accounting Policy on Adoption of IFRS 16, effective January 1, 2019

A contract is a lease or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Leases are recognized as right-of-use (“ROU”) assets and corresponding liabilities at the date at which a leased asset is available for use. Lease payments are allocated between finance costs, calculated using the effective interest method, and a reduction of the liability. ROU assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

ROU assets are measured at cost, less any impairments, including:

•	the initial measurement of lease liability;
•	any lease payments made at or before the commencement date less any lease incentives received;
•	any initial direct costs; and
•	an estimate of costs, if any, to be incurred by the Company in restoring the underlying asset to the condition required by the terms and conditions of the lease.

Liabilities arising from a lease are initially measured as the net present value of the future lease payments, including:

•	fixed payments (including in-substance fixed payments), less any lease incentives;
•	variable lease payments that are based on an index or a rate;
•	amounts expected to be payable under residual value guarantees;
•	the exercise price of a purchase option if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

In recording ROU assets and related liabilities at inception of a lease, lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, an incremental borrowing rate is used, being a rate that the Company would have to pay to borrow the funds required to obtain a similar asset, adjusted for term, security, asset value and the borrower’s economic environment.

The carrying amount of ROU assets and lease liabilities is remeasured if there is a modification of the lease, a change in the lease term, a change in the in-substance fixed lease payments, a change in the expected amount under a residual value guarantee or a change in the assessment to exercise a purchase, extension or termination option.

Payments for short-term leases and leases of low-value assets are expensed on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less that do not contain a purchase option. Low-value assets generally comprise IT equipment and office furniture.

Method of Adoption

The Company adopted IFRS 16 using the modified retrospective method, which in the Company’s case resulted in prospective application as there was no impact to opening retained earnings on transition. Under this method of adoption, the Company measured the ROU asset equal to the lease liability and used the Company’s incremental borrowing rate to determine the present value of future lease payments. The Company has chosen to apply practical expedients, including the use of a single discount rate for a portfolio of leases with reasonably similar characteristics, reliance on previous assessments as to whether lease contracts are onerous, exclusion of initial direct costs in measuring ROU assets at the date of initial application, the election not to separate non-lease components and instead to account for lease and non-lease components as a single arrangement, recognition exemptions for short-term and low-value leases, use of hindsight in assessing lease terms and grandfathering of the lease definition on transition.

Adoption of IFRS 16 did not result in any material impact to net earnings for the three months ended March 31, 2019.

Until January 1, 2019, substantially all of the Company’s leases were classified as operating leases under IAS 17, “Leases”, with payments expensed on a straight-line basis over the lease term.

Unaudited	In millions of US dollars except as otherwise noted

The Company’s Leasing Activities

Major categories of assets leased by the Company are:

•	railcars and marine vessels used to transport product to customers;
•	real estate used as office space, storage and distribution; and
•	mobile equipment primarily used to deliver and apply product and to meet with customers.

Railcars are utilized in North America and include general service and high-pressure tank cars and general-purpose hopper cars. Railcars are sourced from multiple suppliers and terms vary by lease agreement. For railcars required in its operations, the Company has a history of renegotiating new leases at termination of existing leases. Marine vessels include ocean-going vessels used to transport ammonia from the Company’s nitrogen facilities in Trinidad. The Company leases real estate across its operations consisting of office space and product storage and distribution sites. Real estate leases have varying terms by location and use of the property, and are normally renewable at market rates. Most storage and distribution leases do not convey a right to use a specific identified space and accordingly these are not classified as leases under IFRS 16 and are expensed according to the lease terms. The Company’s Retail segment leases a fleet of motor vehicles and product application equipment and other transportation equipment. Motor vehicle leases primarily have a 50-month initial term and are renewable annually thereafter. The Company expects to renew all its Retail motor vehicle leases for substantially all of the useful life of the equipment.

The Company seeks to maximize operational flexibility in managing its leasing activities by including extension options when negotiating new leases. Extension options are exercisable at the option of the Company and not by the lessors. In determining if a renewal period should be included in the lease term, the Company considers all relevant factors that create an economic incentive for it to exercise a renewal, including the location of the asset, the availability of suitable alternatives, the significance of the asset to operations, and its business strategy.

Lease agreements do not contain significant covenants; however, leased assets may be used as security for lease liabilities and other borrowings.

Accounting Estimates and Judgments Applied in Leasing Activities

Judgment is required to determine:

•	whether a contract or arrangement includes a lease; and
•	if it is reasonably certain that an extension option will be exercised.

Estimation is used to determine:

•	the lease term; and
•	the appropriate rate to discount the lease payments.

Supporting Information

The following table summarizes the impact of adopting IFRS 16 on the condensed consolidated financial statements:

Condensed Consolidated Balance Sheet

	December 31, 2018	IFRS 16 Adjustment	January 1, 2019

Property, plant and equipment

ROU assets [1]	$46	$1,059	$1,105

Current portion of long-term debt and long-term debt

Lease liabilities	20	1,059	1,079

Undiscounted Operating lease commitments at December 31, 2018			$1,087

Operating lease commitments that did not qualify as leases under IFRS 16			(150)

Extension options reasonably certain to be exercised			297

Effect of discounting using the incremental borrowing rate at January 1, 2019 [2]			(175)

Discounted Operating lease commitments at January 1, 2019 [2]			1,059

Finance lease liabilities at December 31, 2018			20

Total lease liabilities at January 1, 2019			$1,079
1	Balances as at December 31, 2018 reflect finance leases that were included in property, plant and equipment.

2	When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 3.52 percent.

Unaudited	In millions of US dollars except as otherwise noted

As at and for the three months ended March 31, 2019, property, plant and equipment includes the following ROU asset activities:

	As at March 31, 2019			Three Months Ended March 31, 2019

	Owned property, plant and equipment	ROU Assets	Total	Additions to ROU Assets	Depreciation of ROU Assets	Total
Land and improvements	$1,028	$44	$1,072	$45	$(1)	$44
Buildings and improvements	6,041	305	6,346	314	(10)	304
Machinery and equipment	9,924	674	10,598	713	(40)	673
Mine development costs	745	–	745	–	–	–
Assets under construction	1,073	–	1,073	–	–	–
Total	$18,811	$1,023	$19,834	$1,072	$(51)	$1,021

During the three months ended March 31, 2019, total cash outflows related to leases were $76.

As at March 31, 2019, lease liability balances within long-term debt are as follows:

	Current Portion of Long-Term Debt	Long-Term Debt	Total

Senior notes and debentures	$993	$7,066	$8,059
Lease liabilities [1]	196	837	1,033
Other	8	14	22
Total	$1,197	$7,917	$9,114
1	During the three months ended March 31, 2019, finance costs of $8 incurred on the lease liabilities were included in finance costs within the condensed statement of earnings.

The following maturity analysis of the Company’s lease liabilities is based on the expected undiscounted contractual cash flows from the date of the condensed consolidated balance sheet, March 31, 2019, to the contractual maturity date.

	Carrying Amount of Liability as at March 31, 2019	Contractual Cash Flows	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years

Lease liabilities	$1,033	$1,243	$208	$354	$221	$460

Note 14  Subsequent Events

Effective April 1, 2019, the Saskatchewan government eliminated certain deductions in the calculation of the provincial mining tax. The Company does not expect this change to result in a material impact on its consolidated financial statements.

Subsequent to March 31, 2019, the Company terminated its accounts receivable securitization program. At March 31, 2019, there were no loan drawdowns made under this program.